First dedicated rocket launch service for the booming nanosatellite industry



Highlights

(1) 🏅 First dedicated rocket launch service for nanosatellites

(2) 📈 Rapidly growing, $69B+ market opportunity for deploying nanosatellites

(3) 💰 Projected cash flow positive in 4 years, net margin increases to 50% in 7 years (not guaranteed)

(4) 🚀 First company in the world to launch rockets using non-toxic biofuel

(4) 🚀 First company in the world to launch rockets using non-toxic biofuel

(5) 🌊 Unique advantage - launching from Maine's coast provides access to desirable polar orbit

(6) 🏆 Paying Customers are already onboard!

(7) 💸 Over $1M raised to date!

Our Team


Sascha Deri
Founded and grew a solar distribution and light manufacturing company to $30M.

In 2013, I discovered that a bioderived substance worked better than traditional petroleum fuels for rockets. We want to see more commercial space companies use Earth-friendly fuels to power our curiosity and ambitions to space.


David Hayrikyan
Entrepreneur and founder of MACABitech, a manufacturing engineering and mechanical design company started in Boston, MA.


Luke Saindon
8 years of experience in the defense and aerospace sectors, including design and construction of a sounding rocket, development of a hybrid oxidizer control system, and an Applied Thermal Sciences internship at NASA's Marshall Space Flight Center.


Gerard Desjardins
Experience in jet engine repair design, and jet engine structural analysis for Pratt & Whitney. Worked as Mechanical Engineer for Angel Armor, LLC, with a focus on composite structures and ballistic armor design.


Alex Morrow
9 years of experience, including 5 in leadership, in aerospace engine component structural design and analysis at Pratt & Whitney. Former NASA ESMD intern, where he designed and built a 2-stage sounding rocket, and helped launch a ramjet rocket.


Philip Molloy
Experience with RF, life sciences, and computer vision, and has written firmware including Linux kernel drivers and real-time code for numerous embedded systems.


Ben Farmer
25 years of experience in sales and 18 years as the top-performing technical sales rep for altE, Sascha's solar company.


Seth Lockman
Founded the first nonprofit radio show to join the NASA Museum Alliance and advocates for the Spaceport Maine Initiative.


Bonny Ethridge
Eight years of experience as Sascha's Executive Assistant, Office Manager, Human Resources and Benefits Manager and Sales Administration as well as her 30+ years experience in Customer Service.


Betta Stothart
Writer, editor, and public relations consultant with over 30 years in Maine's business landscape, recognized by the Maine Public Relations Counsel with a Golden Arrow Award.

Own the Future of Satellite Delivery!

You may not be aware, but the satellite industry is going through a MASSIVE growth period. The space race is on and bluShift is positioned to dominate.

With the industry expected to grow to over $69B in just the next 10 years, the demand for delivery has never been greater.

Our custom tailored approach will allow our customers to put satellites in orbit with weeks notice, rather than years! If that's not enough, our strategic locations give us advantages that no other launch service can provide.

We are not only the most desirable service, but we're also the most earth friendly. As more and more launches are required to build this new Space Economy, it's important to consider the environmental implications. bluShift's proprietary fuel source is eco-friendly, and we're the only company making protecting our planet a priority.

We're on a mission to create an earth-friendly aerospace industry – with an Uber-like Space Launch Service that carries small payloads for paying customers.

We've been blown away by the support from the larger public community for bluShift and our green approach to space flight, our focus on providing dedicated 'uber-like' launch service to small satellite.

In that same spirit, we've decided to skip traditional funding methods, and open it up to the community that has expressed so much support for us! We want to allow a wider audience a chance to get in on the ground floor of company where the limit is literally beyond the sky.

Perhaps you are someone who loves space flight, and wants a small piece of a great company, or you are a strategic investor and appreciate the potential financial returns. Either way, we hope this is an opportunity that appeals to you!

The top 6 reasons you should invest in bluShift

1. BIO-DERIVED FUEL


Sascha Deri
CEO | bluShift
03:04

bluShift is the first commercial rocket company in the world to develop a space launch service using an Earth-responsible, cost competitive, near carbon-neutral, bio-derived fuel. Our rocket fuel is less expensive than traditional rocket fuel per kilogram, completely non-toxic and can be sourced from farms across the world.

bluShift will provide a more sustainable, economical and accessible space launch solution.

2. UBER TO SPACE

We believe bluShift's sub-orbital and then orbital launch services will be the first to provide a cost effective 'Uber to Space' to carry just a handful of small payloads in an industry where there are only Freight Trains (e.g. SpaceX and ULA) or Large Buses (e.g. Rocket Lab, Astra and Virgin, Blue Origin).

Our target customers, who are currently waiting 2-3 year in queue for launch will pay up to 25% more to speed their time to launch.





3. TWO PHASE LAUNCH SERVICE

bluShift's 2-phased launch service, suborbital followed by the addition of orbital, will speed accessing significant sales revenues to within 12-18 months from now while putting us on a trajectory for positive cash flow by 4 years from now as we scale up our team, rocket manufacturing and launch services off the coast of Maine. Our net margin is projected to be 50% within 7 years from now as we fully scale up.

4. 2X IN SPACE

Sub-orbital customers have told us they want more time for their science payloads to be exposed to space in zero-G. Currently they get 2-3 minutes. We'll double that to 6-8 minutes, taking payloads to 300-400km in altitude. The NASA Space Flight Opportunities program director (whose division funds much of this research) told us this would be a 'game changer' for researchers, and they'd likely pay more for it!



5. POLAR ORBIT OPPORTUNITY

By 2023 we'll be launching our first Low Earth Orbit launch service with our Red Dwarf rocket. Uniquely, because we'll be launching off of the coast of Maine we can put these tiny nanosatellites into a polar orbit (this is an orbit that goes from from the South to North poles). Over 50% of the market for putting these tiny satellites into space is to place them into Polar Orbit. The only places you can do this today is from a military base in California (very expensive and problematic) and Alaska (very expensive logistically). Having launch facilities off the coast of Maine will give bluShift an incredible strategic cost advantage.



6. MAINE, USA LAUNCH SITES

The State of Maine is known for beautiful rugged shoreline, gorgeous forests and national parks. Now you and our customers can come to watch our launches Spring through Fall in our wonderful state. Launching small payloads to space is not just about the science our customers will be performing but about the unique experience they will have in the state whose license plates say 'Vacationland'.



We are a gritty, hard working team that wants to see this small aerospace company with a new way of doing space launch take on a niche market that's not being serviced elsewhere. We want our company to stay and grow in our beautiful state of Maine, welcoming STEM and research customers from across the globe.





Wefunder's Crowd Equity fundraising ensures that bluShift is funded by others who are passionate about seeing the New Space Sectors develop, who have an eye to sustainability, curiosity and understand that in the aerospace sector we are all in it for the long haul.

Our Plans for Revenue Generation with Our Launch Services

Suborbital with 'Starless Rogue'
Significant revenue is expected when we begin selling payload space for our full sub-orbital space launch service to commence in 2022 where the payload will be priced at a discounted rate $100k for the full 30kg for the beta flight. The 1st full commercial launch to space, expected in 2022, will be discounted to $300k for a full 30kg payload. And an additional commercial launch is possible for 2022, where if the prior flights were successful the full payload price to customers would be $600k.

The first customer flights funded by NASA's Flight Opportunities program is expected to commence as early as Q4 of 2023 upon which the full price of the 30kg payload would produce $800k-$1.5M in revenue. **The launch frequency of** Starless Rogue is expected to increase to 8x's per year within five years.

Low Earth Orbit Cubesat Launches with 'Red Dwarf'
The first beta flight of our orbital rocket, Red Dwarf, is expected to begin 2023-2024 with a heavily discounted rate for the payload customers. Less discounted rates for the full 30kg orbital payload will be charged for NASA qualifying flights expected in 2024-2025.

*The above section contains forward-looking projections that are not guaranteed.



The nanosatellite launch market is projected to hit $69 billion dollars by the year 2030.



bluShift has raised nearly $1 million in resources to date.



Earn Perks When You Invest!

- **$250+**
  Receive a bluShift logo sticker worthy of your grittiest metal water bottle, laptop or choice of transport. UV and outdoor ready.

- **$750+**
  Receive a limited edition Stardust 1.0 Mission Patch to commemorate our historic flight on January 31st, 2021.

- **$2,500+ (ALL GONE!)**
  Receive a limited edition bluShift ball-point pen launched in the historic Stardust 1.0 flight on January 31st, 2021.

- **$5,000+**
  bluShift technical staff will provide a 30 minute zoom lesson on how our rockets work, our biofuel, how educational payloads will be incorporated and a Q&A session for a student classroom or remote study students of the investor's choosing.

- **$10,000+**
  Receive a behind the scene pass to watch a MAREVL™ engine test at the Brunswick, Maine test facilities. Travel and boarding not included.

- **$16,207+**
  Provide a full sponsorship to launch one academic payload using Xinabox modular chips as science experiments in a Stardust 2.0 or Starless Rogue Beta flight to the school of your choosing.

- $25,000+

  Receive an exclusive invitation to the VIP area near mission control during a launch (limited quantity). Travel and boarding not included.

  Check out our IG Live interview with Wefunder here:

  Part 1: https://www.instagram.com/p/CRhacgBJSJ9/

- Part 2: https://www.instagram.com/p/CRhadN1JXlN/

  Part 3: https://www.instagram.com/p/CRhdrytJWim/

Downloads

bluShift Pitch Deck 20210707.pdf